For Immediate Release




                           VINA CONCHA Y TORO REPORTS
                       THIRD QUARTER AND 2003 YEAR TO DATE
                                     RESULTS

         Santiago, Chile, November 11, 2003 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and nine-month periods ended September 30, 2003. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of September 30, 2003. For comparative purposes, US dollar figures (US$), except export figures, are based on the exchange rate effective September 30, 2003 (US$1.00=Ch$660.97).


                            Highlights 3Q03 vs. 3Q02

o

         o    Total revenues increased 15.2%.
         o    Export sales in US dollars, increased 25%.
         o    Bottled export shipments increased 21.4% to 1,992,000 cases.
         o Bottled domestic revenues increased 3.2% in value and decreased 0.3% in volume.
         o    Operating income increased 8.8%.
         o    Net income increased 7.3% to Ch$5,591 million (US$8.5 million).
         o    Earnings per ADR increased 23.4% to US$ 0.59.


                   Highlights 9 months 2003 vs. 9 months 2002

o

         o    Total revenues increased 20.7%.
         o    Export sales in US dollars, increased 23.7%.
         o    Bottled export shipments increased 17.3% to 5,380,756 cases.
         o Bottled domestic revenues increased 6.1% in value and 9.7% in volume.
         o    Operating income increased 16.3%.
         o    Net income increased 9.1% to Ch$15,053 million (US$22.8 million).
         o    Earnings per ADR increased 27.2% to US$ 1.58.

                                                                   CONCHA Y TORO


                           Third Quarter 2003 Results

Chief Executive Officer's overview

We are pleased to present Concha y Toro's financial results for the third quarter of 2003. Our consolidated revenues increased by 15.2% on fine sales performances from all parts of our business.

Export results continue to consolidate the position of our Company and the strength of the Concha y Toro brand today in highly competitive international markets. Export revenue (in dollars) increased by 25% given a 21.4% rise in volume and a 3.0% higher average price per case following an improvement in the product mix with better sales of premium and varietal wines. Europe, the US and Central America led sales growth in 3Q03.

Our domestic market returned a 3.2% increase in revenues. In a very competitive market our quarterly volume was flat while the average price increased 3.5%, as the company refocuses on branded products.

Sales revenue from our Argentine operations doubled. Both exports and sales within Argentina advanced strongly, although from a low base. Prospects are bright for our Argentine business.

Recent weakness in the US dollar has an effect on dollar denominated sales revenues. This impact is mitigated as the Company's markets are highly diversified and at present almost half of our exports are sold in Europe, which are priced in sterling or euros.


Total Revenues

Total revenues increased 15.2% to Ch$ 40,933 million (US$62 million) from Ch$ 35,525 million (US$54 million). Growth was led by strong exports to third parties, yet another solid performance from Concha y Toro's UK subsidiary and sustained improvement in Argentina. The domestic market returned flat volumes and higher average prices.

                                             Table 1
                                         Total Revenues
                                        (in Ch$ millions)

                                                       3Q03                              9M03
                                                        vs.                               vs.
                                 3Q03       3Q02       3Q02        9M03       9M02       9M02
                                                        (%)                               (%)
                               --------   --------   --------    --------   --------   --------

DOMESTIC                          8,720      8,680        0.5%     22,850     21,620        5.7%

INTERNATIONAL
 - Exports to third parties      23,594     20,211       16.7%     66,707     54,215       23.0%
 - Concha y Toro UK               4,260      3,619       17.7%     10,845      8,565       26.6%
 - Argentina                      2,605      1,302      100.0%      6,314      3.103      103.5%
                               --------   --------   --------    --------   --------   --------
TOTAL INTERNATIONAL              30,459     25,132       21.2%     83,866     65,883       27.3%

OTHER                             1,753      1,712        2.4%      5,276      5,248        0.5%
                               --------   --------   --------    --------   --------   --------

               TOTAL             40,933     35,525       15.2%    111,993     92,752       20.7%
                               ========   ========   ========    ========   ========   ========

                                                                   CONCHA Y TORO


Export Revenues

Total export revenues from third parties, including bulk wine sales, increased 16.7% to Ch$23,594 million.

Excluding bulk wine sales, bottled export revenues from third parties rose 16.6% to Ch$23,411 million from Ch$20,079 million in 3Q02. The rise in revenues from overseas markets was achieved from higher volumes and an improvement in the mix.

Bulk sales of 432 thousand liters totaled Ch$183 million (US$277 thousand) - an increase of 38.5% when compared to 3Q02.


o        Bottled Wine Revenue in US$:
         ----------------------------

The following figures, representing exports in dollars and volume, include sales to the Company's distribution subsidiary in the UK. For the quarter, export figures in US dollars include sales totaling US$ 4,504,777 (216,904 cases) to the Company's subsidiary in the United Kingdom.

On a 21.4% increase in volumes and a 3.0% increase in the average price stated in dollars, export revenue in US dollars increased 25% to US$ 38.5 million from US$30.8 million.

                                     Graph 1
                          Export Value (US$) by Region
                               Third Quarter 2003

                             [GRAPHIC CHART OMITTED]


On another strong quarter sales in Europe increased 38.7%. Solid advances in the UK and from Scandinavia are sustaining sales momentum in Europe. Results were also positive in Canada (+45%), Asia (+15.3%), South America (+24.1%) and the US (+12%). Results in the United States reflect increases across the whole portfolio.

Export revenues declined in Central America 4.4%.

                                                                   CONCHA Y TORO


o        Bottled Wine Sales - Volume:
         ----------------------------

On exporting 1,992,000 cases in 3Q03, year on year, Company sales volume increased 21.4%.

Volume growth by market was as follows: Asia (+15.6%), Europe (+32.7%), the US (+10.1%), Canada (+15.5%) and South America (+62.2%). The increase in South America reflects recoveries in both Brazil and Ecuador. The Company's export volume decreased in Central America (-5.3%).

Shipments by segment reveal a 28.3% increase in premium wines resulting mainly from stronger premium sales in Europe and the US. Varietal wine sales increased 60.4% as sales in the segment surged in the UK and American markets. Exports of varietal blends increased 2.7%.

Cases Shipped:
--------------

In absolute terms, the Company shipped 902 thousand cases to Europe, 555 thousand cases to the US, 198 thousand cases to Central America, 162 thousand cases to South America, 102 thousand cases to Canada and 64 thousand cases to Asia.

Prices
------

The average price per case increased 3.0% to US$ 19.30 from US$ 18.75 in 2002, mainly due to an improvement in the mix, following greater sales of premium and varietal wines in Europe, Central America and the US. Also the average price in dollars was favored by the depreciation of the dollar against other currencies the Company prices its exports.

Domestic Revenues

Bottled-wine revenues in Chile increased 3.2% to Ch$8,686 million (US$13.1 million) from Ch$8,421 million (US$ 12.7 million). For the quarter, domestic volumes decreased 0.3%. For the quarter the average price increased 3.5%, as the Company is now pursuing a long-term strategy focusing on branded products.

Cost of Sales

For the quarter, the total cost of sales rose 14.7% to Ch$24,501 million (US$37 million) from Ch$21,360 million (US$32 million) in 3Q02. Cost of sales, as a percentage of total sales, decreased to 59.9% from 60.1%. The gross margin rose to 40.1% from 39.9%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 21.3% to Ch$9,892 million (US$15 million). As a percentage of revenues, SG&A increased to 24.2% from the 23.0% recorded in 3Q02. This increase mainly reflects higher marketing, advertising and promotion expenses in export markets and higher SG&A relating to the UK subsidiary and Vina Trivento in Argentina.

Operating Income

Operating income increased 8.8% to Ch$6,540 million (US$9.9 million) compared to Ch$6,010 million (US$9.1 million) in the third quarter of 2002. Operating margin decreased from 16.9% to 16.0%, as higher selling, general and administrative expenses, resulting from the Company supporting its brands strongly in a more competitive industry, offset growth in the gross margin.

                                                                   CONCHA Y TORO


Non-Operating Results

Total non-operating income increased to Ch$310 million (US$469 thousand) from Ch$37 million (US$56 thousand) following higher equity income from related companies and a rise in other non-operating income.

Non-operating expenses decreased to Ch$256 million (US$387 thousand) from a gain of Ch$357 million (US$0.5 million) that mainly reflected the positive impact of exchange differences in 3Q2002.

For the third quarter of 2003 interest expenses increased 9.9% to Ch$259 million (US$ 392 thousand) as a result of an increase in financial debt.

Price level restatement represented a gain of Ch$60 million (US$92 thousand) compared to a gain of Ch$124 million (US$188 thousand) in 3Q02.

Exchange rate differences produced a loss of Ch$26 million (US$40 thousand) compared to the gain of Ch$514 million (US$778 thousand) registered in 3Q02.

                                             Table 2
                                      Non-Operating Results
                                        (in Ch$ millions)

                                                     3Q03 vs.                          9M03 vs.
                                 3Q03       3Q02       3Q02        9M03       9M02       9M02
                                                        (%)                               (%)
                               --------   --------   --------    --------   --------   --------

Non-operating Income
 Equity Income                       65        -22     -395.6%        731        941      -22.3%
Other non-operating income          246         59      315.2%        386      1,564      -75.3%
Total non-operating income          310         37      732.1%      1,116      2,505      -55.4%

Non-operating expenses
 Interest Expense                  -259       -236        9.9%       -647       -802      -19.3%
 Price Level Restatement             60        124      -51.4%       -288          4     -7,136%
 Exchange Rate Differences          -26        514     -105.1%        -11       -166      -93.6%
 Other Non-operating expenses       -31        -46      -32.1%       -228       -209        8.9%
Total non-operating expenses       -256        357     -171.5%     -1,174     -1,173        0.1%
                               --------   --------   --------    --------   --------   --------
               Total                 54        395      -86.2%        -57      1,332     -104.3%
                               ========   ========   ========    ========   ========   ========


Income Tax

Income tax for the quarter was Ch$1,005 million (US$1.5 million) compared to Ch$1,193 million (US$1.8 million) in 3Q02.

Net Income and Earnings per Share (EPS)

Net Income for the period increased 7.3% to Ch$5,591 million (US$8.5 million) from Ch$5,210 million (US$7.9 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings increased to Ch$7.77 per share from Ch$7.24, for the quarter. Earnings per ADR were Ch$389 in 3Q03. Stated in US dollars, earnings per ADR increased 23.4% to US$ 0.59 in the third quarter of 2003 from US$ 0.48 for the third quarter of 2002.

                                                                   CONCHA Y TORO


                            2003 year to date results


Total Revenues

Total revenues increased 20.7% to Ch$ 111,993 million (US$169 million) from Ch$92,752 million (US$ 140 million). Sales performance has been strong throughout our business; in export markets, the domestic market, the UK subsidiary and also Argentine operations.

Export Revenues

Total export revenues from third parties, including bulk wine sales, increased 23.0% to Ch$66,707 million. Export revenues in Chilean pesos, excluding bulk, increased 23.4% to Ch$66,061 million from Ch$53,554 million.

o        Bottled Wine Revenue in US$:
         ----------------------------

Export revenues from bottled wine, including shipments to the Company's subsidiaries abroad, increased 23.7% to US$104.3 million from US$84.3 million given a 17.3% increase in volumes and a 5.4% increase in the average price stated in dollars.

                                     Graph 3
                          Export Value (US$) by Region
                             First nine-months 2003

                             [GRAPHIC CHART OMITTED]


Practically every region has contributed to sales growth so far this year. In Europe sales grew 36%, in the United States 12.1%, Asia 12.9% and in Central America 22.9%. The only region to which sales have fallen is South America (-1.6%), following weak sales in Venezuela and Colombia.

Strong European performance has been led by the UK (+33.8%), Denmark (+38.7%), Finland (+194%), Sweden (+27.8%) and Russia (+47.5%). Gains in the US have been further boosted by higher sales of Premium and Varietal wines.

                                                                   CONCHA Y TORO


o        Bottled Wine Sales - Volume:
         ----------------------------

Sales volume for the first nine-months of 2003 increased 17.3%, year on year, to 5,380,756 cases.

Volume growth by market was as follows: Asia (+10.7%), Europe (+31.0%), the US (+8.9%), Canada (+3.4%) and Central America (+19.7%). In South America volumes declined yoy 8.1%.

In line with the Company's mid to long-term goals, shipments reveal a 40.8% increase in premium wines and a 25.9% increase in the varietal segment that mainly result from stronger sales to Europe, the US and Central America. The varietal blend segment grew 7.8%.

Cases Shipped:
--------------

In absolute terms, the Company shipped 2,425 thousand cases to Europe, 1,678 thousand cases to the US, 477 thousand cases to Central America, 303 thousand cases to South America, 227 thousand cases to Asia, and 253 thousand cases to Canada.

Prices
------

The average price per case increased 5.4% year on year to US$19.39 from US$18.39. The rise is due mainly to an improvement in the mix following better sales of premium wines in Europe, the US and Central America. Another factor in the rise is the appreciation of the Euro against the dollar, as over half of our exports go to Europe.

Domestic Revenues

Total domestic revenues increased 5.7%. Domestic revenues, excluding bulk sales, increased 6.1% to Ch$22,662 million (US$ 34 million) from Ch$21,361 million (US$ 32 million). Wholesale volume in Chile rose 9.7%, while average prices for the nine-month period decreased 3.3% compared to the same timeframe of 2002.

Cost of Sales

As a result of higher sales, the total cost of sales rose 20.1% to Ch$ 67,425 million (US$ 102 million) from Ch$ 56,148 million (US$ 85 million) in 2002. Cost of sales as a percentage of total sales eased, however, to 60.2% from 60.5%.

Gross margin improved to 39.8% from 39.5% following higher exports that included an increase in sales of premium wines and stronger sales in the domestic market.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 25.8% to Ch$26,525 million (US$40 million). As a percentage of revenues SG&A increased to 23.7% from 22.7% recorded in 2002. This increase reflects higher export-side SG&A involving higher export volumes, an increase in export-related marketing expenses of the Company, and its subsidiaries Concha y Toro UK and Vina Trivento, as well as higher remuneration.

Operating Income

Operating income rose 16.3% to Ch$18,042 million (US$27 million) compared to Ch$15,513 million (US$ 23 million) for the first nine months of 2002. Operating margin decreased from 16.7% to 16.1%. Higher selling and administrative expenses offset the improvement of the gross margin.

                                                                   CONCHA Y TORO


Non-Operating Results

Non-operating income decreased 55.4% to Ch$1,116 million (US$1.7 million) from Ch$2,505 million (US$3.8 million). The weaker result reflects the extraordinary gain the Company recorded in 2002 from the sale of fixed assets amounting to Ch$1,215 million (US$ 1.8 million). Equity income from related companies was also lower than in 2002, following a smaller contribution from Vina Almaviva.

Non-operating expenses increased 0.1% to Ch$1,174 million (US$1.8 million). Price level restatement for the period amounted to a loss of Ch$288 million (US$ 436 thousand) as compared to a gain of Ch$4 million (US$ 6.2 thousand) in 2002. Nevertheless, interest expenses decreased to Ch$ Ch$647 million (US$979 thousand) from Ch$802 million (US$1.2 million), due to lower average interest rates while exchange rate differences produced a loss of Ch$11 million (US$ 16.1 thousand) compared to a loss of Ch$166 million (US$ 250 thousand) in 2002.

Income Tax

Income tax decreased 3.9% to Ch$2,929 million (US$4.4 million).

Net Income and Earnings per Share (EPS)

Net Income for the period increased to Ch$ 15,053 million (US$22.8 million) from Ch$ 13,792 million (US$ 20.9 million), which represents a rise of 9.1%. Concha y Toro's EPS increased to Ch$ 20.93 per share from Ch$ 19.18; earnings per ADR were Ch$ 1,047 and Ch$ 959 for the year to date in 2003 and 2002, respectively. In US dollar terms, earnings per ADR increased 27.2% to US$ 1.58 compared to US$ 1.24.




                                  Balance Sheet

Assets

As of September 30, 2003, the Company's consolidated assets stood at Ch$219,826 million (US$332 million), which is Ch$ 18,292 million (US$ 27.7 million) higher than reported a year earlier and is due to increases in current assets (receivables) and in property, plant and equipment.

Liabilities

As of September 30, 2003 net financial debt stood at Ch$41,664 million (US$63 million) representing a year-on-year increase of Ch$4,564 (US$6.9 million). As a result of lower interest rate conditions, interest expenses declined from Ch$802 million (US$1.2 million) during the nine-month period of 2002 to Ch$647 million (US$1.0 million) in 2003.

As of September 30, financial debt to equity ratio stood at 0.30.


                                    * * * * *

                                                                   CONCHA Y TORO


About Vina Concha y Toro

Vina Concha y Toro is the leading South American wine producer whose products are distributed in 95 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 4,000 hectares of vineyards in Chile and Argentina.

2002 revenues totaled US$ 179 million with earnings per ADR of $1.58. The Company exported 6,300,000 cases valued at US$ 115 million. Domestic market sales totaled US$ 42 million. The company's largest export markets were the US, the U.K., Sweden, Canada and Denmark. In 2002, the Company led US wine imports for the third consecutive year, with sales of over 2 million, 9-liter cases.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,483 employees and is headquartered in Santiago, Chile.

                               -Tables to Follow-











Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

                                                                   CONCHA Y TORO


Vina Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of September 30, 2003)

                                 3Q2003          3Q2002          Change          9M2003          9M2002          Change
                                Th. Ch$         Th. Ch$             %           Th. Ch$         Th. Ch$             %
                              --------------------------------------------------------------------------------------------
Operating Results

Revenue from sales             40,933,188      35,524,739            15.2     111,992,851      92,751,687            20.7
Cost of sales                 -24,500,551     -21,359,534            14.7     -67,425,230     -56,148,346            20.1
% of sales                           59.9%           60.1%                           60.2%           60.5%
Gross Profit                   16,432,637      14,165,206            16.0      44,567,621      36,603,341            21.8
Selling & Adm. Expenses        -9,892,360      -8,155,485            21.3     -26,525,310     -21,089,880            25.8
% of sales                           24.2%           23.0%                           23.7%           22.7%
--------------------------------------------------------------------------------------------------------------------------
Operating Income                6,540,277       6,009,721             8.8      18,042,311      15,513,461            16.3
% of sales                           16.0%           16.9%                           16.1%           16.7%
--------------------------------------------------------------------------------------------------------------------------
Non-Operating Results
-Non-operating income             245,501          59,127           315.2         385,609       1,563,502           -75.3
-Equity income                     64,612         -21,860          -395.6         730,843         941,000           -22.3
-Non-operating expenses           -30,918         -45,502           -32.1        -227,738        -209,145             8.9
-Financial expenses              -259,057        -235,677             9.9        -647,220        -802,339           -19.3
-Price level restatement           60,482         124,406           -51.4        -288,266           4,097          -7,136
-Exchange rate differences        -26,152         514,191          -105.1         -10,653        -165,596           -93.6
Non-operating result               54,468         394,685           -86.2         -57,425       1,331,519          -104.3

Income before income tax        6,594,745       6,404,406             3.0      17,984,886      16,844,980             6.8
Less: income tax               -1,004,857      -1,193,203           -15.8      -2,928,664      -3,047,699             3.9
Minority interest                   1,170            -901          -229.9          -3,630          -5,582            35.0

--------------------------------------------------------------------------------------------------------------------------
Net Income                      5,591,058       5,210,302             7.3      15,052,592      13,791,699             9.1
--------------------------------------------------------------------------------------------------------------------------
-Earnings per share (Ch$)            7.77            7.24             7.3           20.93           19.18             9.1
-Earnings per ADR (US$)              0.59            0.48            23.4            1.58            1.24            27.2

EBITDA                          9,010,513       7,595,659            18.6      24,194,705      20,635,092            17.3
% sales                              22.0%           21.4%                           21.6%           22.2%

Number of shares              719,170,735     719,170,735                     719,170,735     719,170,735


Exchange rate
US$1.0=Ch$660.97

                                                                   CONCHA Y TORO


Vina Concha y Toro S.A.
Consolidated Balance Sheet
(In thousand of constant Chilean pesos and US dollars as of September 30, 2003)


                                   As of Sept. 30,   As of Sept. 30,   As of Sept. 30,
                                              2003              2002              2003
                                           Th. Ch$           Th. Ch$           Th. US$
                                   ---------------------------------------------------
Assets
Cash and Equivalents                     3,782,485         2,384,180             5,723
Inventories                             50,679,994        44,138,264            76,675
Accounts receivables                    38,238,094        38,238,094            57,851
Other current assets                    13,097,462         8,451,109            19,816
Total current assets                   105,798,035        93,211,647           160,065

Property, plant & equipment, net       106,297,759       101,211,619           160,821
Other assets                             7,730,235         7,111,184            11,695

Total assets                           219,826,029       201,534,450           332,581

Liabilities and Shareholders'
Equity
Short term debt (1)                     20,152,720        27,228,659            30,490
Other current liabilities               35,101,097        31,145,924            53,105
Total current liabilities               55,253,817        58,374,583            83,595
Long term debt (1)                      21,511,648         9,871,487            32,546
Other long-term liabilities              6,247,653         6,545,744             9,452
Total long-term liabilities             27,759,301        16,417,231            41,998

Minority interest                           73,791            65,150               112

Shareholders' Equity                   136,739,120       126,677,486           206,876

Total liabilities and                  219,826,029       201,534,450           332,581
Shareholders' equity


(1) includes only financial debt
Exchange rate:US$1.0=Ch$660.97